SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BRF S.A.

(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares

(Title of Class of Securities)

10552T1071

(CUSIP Number)

Abílio dos Santos Diniz

Att.: Eduardo Rossi and/ or Flavia Almeida

Avenida Brigadeiro Faria Lima 2055, 15th floor

01452-001 São Paulo, SP Brazil

(55 11) 3702 5188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

[1]	CUSIP number is for the American Depositary Shares (ADSs) of BRF S.A., each representing one common share.

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS Abílio dos Santos Diniz
2.	(A) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 24,053,300
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 24,053,300
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,053,300
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.76%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[2]	Based on the Form 6-K furnished by the Issuer (as defined below) on October 28, 2013, there were 872,473,246 Common Shares (as defined below) outstanding as of September 30, 2013.

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common shares, no par value per share (“Common Shares”), including in the form of American Depositary Shares, (the “ADSs”), of BRF S.A. (the “Issuer”), a sociedade por ações incorporated under laws of the Federative Republic of Brazil (“Brazil”). The address of the principal executive offices of the Issuer is R. Hungria 1400, 5th Floor, Jd. América, 01455000, São Paulo, SP, Brazil.

Item 2. Identity and Background

This Schedule 13D is being filed by Abílio dos Santos Diniz, which is also referred to herein as the “Reporting Person.” The Reporting Person is a Brazilian citizen, with principal place of business at Avenida Brigadeiro Faria Lima 2055, 15th floor, 01452-001, São Paulo, SP, Brazil.

Mr. Diniz is Chairman of the Board of Directors of the Issuer, a food company focused on the production and sale of poultry, pork, beef cuts, milk, dairy products and processed food products.

During the past five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 24,053,300 Common Shares which may be deemed beneficially owned by the Reporting Person was $440,525,871.37 million3. The source of funding for the purchase of such Common Shares was the capital of Fundo de Investimento em Ações Santa Rita, an entity affiliated with the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person has acquired Common Shares beginning in 2012, through one or more entities directly or indirectly controlled by him. During this period, the Reporting Person has not beneficially owned, at any point, Common Shares representing 5% or more of the total outstanding Common Shares. As of the date of this filing, the Reporting Person beneficially owns 2.76% of total outstanding Common Shares.

Mr. Diniz was included in the slate of directors proposed by the Issuer’s Board of Directors for voting by the Issuer’s shareholders and was elected as Chairman of the Board of Directors at the Issuer’s general shareholders’ meeting held on April 9, 2013, for a two year term.

The Reporting Person may from time to time directly or indirectly acquire, purchase or sell the Common Shares in the open market or in privately negotiated or other transactions, as the Reporting Person may determine at any such time based upon their evaluation of the Issuer’s businesses and prospects, price levels of the Common Shares traded on the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBovespa”), conditions in the securities and financing markets, in the Issuer’s industry and markets, and the economy in general, regulatory developments affecting the Issuer and its industry and markets, the opportunities for other investments and other factors deemed relevant. In addition, the Reporting Person may from time to time have discussions with the Issuer’s management, directors, and other stockholders and third parties regarding (i) their investment in the Issuer and (ii) influencing the strategy, business, governance, board of directors and management of the Issuer.

[3]	Amounts in Brazilian Reais were converted to U.S. Dollars based on the exchange rate of R$2.4165 to $1.00, the U.S. Dollar selling rate as of January 28, 2014, as published by the Central Bank of Brazil (Banco Central do Brasil).

The disclosures contained in Item 6 are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a, b) The ownership percentages set forth below are based on the number of outstanding Common Shares as of September 30, 2013, as disclosed on Form 6-K furnished by the Issuer on October 28, 2013, which totaled 872,473,246 Common Shares.

Mr. Diniz may be deemed to be the beneficial owner of 24,053,300 Common Shares, representing 2.76% of the outstanding Common Shares.

The Reporting Person does not own any Common Shares in the form of ADSs.

The Reporting Person has (1) the sole power to vote or direct the vote and (2) the sole power to dispose or direct the disposition of all of the Common Shares that he may be deemed to beneficially own. The Reporting Person disclaims any beneficial ownership in any of the Common Shares, except to the extent of their pecuniary interest therein.

(c) Exhibit 99.1, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Shares resulting in changes to the beneficial ownership of the Reporting Person that were effected during the 60-day period prior to the date hereof. The information presented herein does not reflect any transactions effected among entities affiliated with the Reporting Person.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

From time to time, entities affiliated with the Reporting Person may borrow Common Shares from market participants in transactions effected by broker-dealers through the Brazilian Stock Exchange (BM&FBOVESPA S.A.). By virtue of such transactions, such entities are entitled to vote their borrowed Common Shares. As of the date hereof, entities affiliated with the Reporting Person did not hold any borrowed Common Shares.

On January 27, 2014, Tarpon Investimentos S.A. (“TISA”), Tarpon Gestora de Recursos S.A. (“Tarpon Gestora”) and José Carlos Reis de Malgalhāes Neto (collectively with Tarpon Gestora and TISA, “Tarpon”) filed a Report on Schedule 13D reporting beneficial ownership of 77,475,190 Common Shares, representing 8.88% of the outstanding Common Shares, based on 872,473,246 Common Shares outstanding as of September 30, 2013 pursuant to the Form 6-K furnished by the Issuer on October 28, 2013. On January 29, 2014, GIC Pte. Ltd. and its affiliates (collectively, “GIC”) filed a Report on Schedule 13D reporting beneficial ownership of 33,403,121 Common Shares, representing 3.83% of the outstanding Common Shares, based on 872,473,246 Common Shares outstanding as of September 30, 2013 pursuant to the Form 6-K furnished by the Issuer on October 28, 2013. Tarpon Gestora is a wholly-owned subsidiary of TISA and the sole investment advisor of certain Brazilian and non-Brazilian investment entities (the “Tarpon Funds”). The Reporting Person and GIC invest, through one or more affiliated entities, in certain of the Tarpon Funds, including Funds established with the purpose of investing in Common Shares (the “Special Purpose Funds”).

The terms of the organizational documents of the Special Purpose Funds limit the number of Common Shares that may be beneficially owned by the Special Purpose Funds, its limited partners and their respective affiliates, including the Reporting Person and GIC. Limited partners of the Special Purpose Fund, including affiliates of the Reporting Person and CIG, may, upon 61 days prior written notice, request withdrawals from the Special Purpose Funds on certain dates commencing on or after December 31, 2016, or, in certain circumstances, prior to that date, which withdrawals may be made in cash or in Common Shares. Withdrawals requested by the limited partners of the Special Purpose Funds in cash may result in a disposition of Common Shares by the Special Purpose Funds.

The terms of organizational documents of the Special Purpose Funds provide that the Tarpon Funds’ investment advisor, Tarpon Gestora, has full discretionary power to (i) acquire and dispose of all Common Shares in the Special Purpose Funds and (ii) vote all Common Shares in the Special Purpose Funds. Limited partners of the Special Purpose Funds, including affiliates of the Reporting Person and GIC, have no power to (i) acquire or dispose of any of the Common Shares in the Special Purpose Funds nor (ii) vote any of the Common Shares in the Special Purpose Funds.

The Reporting Person, Tarpon and GIC have no agreements or understandings concerning the voting of the Common Shares beneficially owned by the Reporting Person, Tarpon or GIC or that grant the Reporting Person any voting power over the Common Shares beneficially owned by Tarpon or GIC. The Reporting Person, Tarpon and GIC have no agreements or understandings that grant the Reporting Person any power to acquire or dispose of Common Shares beneficially owned by Tarpon or GIC.

The Reporting Person expressly disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Common Shares beneficially owned by any other person, including Tarpon or GIC, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with any other person, including Tarpon or GIC. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an acknowledgment or admission that the Reporting Person or any its affiliates is the beneficial owner of any of the Common Shares beneficially owned by any other person, including Tarpon or GIC, for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Person is responsible for the completeness and accuracy of the information concerning the Reporting Person contained herein, but is not responsible for the completeness and accuracy of the information concerning any other person, including Tarpon or GIC, contained herein.

The disclosure herein is made solely for purpose of compliance with U.S. securities law and regulation and not for any other purpose, including purposes under Brazilian law and regulation.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Title

Exhibit 99.1:	Trading Data

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: January 29, 2014	ABÍLIO DOS SANTOS DINIZ

	By:	/s/ Abílio dos Santos Diniz

Exhibit Index

Exhibit No.	Title

99.1	Trading Data

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